Manually signed original


03004514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended **March 31, 2002**

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number **1-9601**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-V Pharmaceutical Company
2503 South Hanley Road
St. Louis, Missouri 63144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2002 and 2002, and for the year ended March 31, 2002 as required by Form 11-K, together with the report thereon of BDO Seidman, LLP, independent auditors, dated September 15, 2002.

(b) Exhibits: The consent of BDO Seidman, LLP, dated January 14, 2003, to incorporation of the above-described report into the Form S-8 Registration Statement (File No. 33-36900).

K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedules

Years Ended March 31, 2002 and 2001

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

Contents

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust.



BDO Seidman, LLP
Accountants and Consultants

233 N. Michigan Ave., Suite 2500
Chicago, Illinois 60601
Telephone: (312) 856-9100
Fax: (312) 856-1379

Independent Auditors' Report

The Administrative Committee
K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) as of March 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended March 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of March 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended March 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Chicago, Illinois
September 15, 2002

BDO Seidman, LLP

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

March 31,	**2002**	2001
Assets		
Investments, at fair value (Note 3)		
Mutual funds	**$ 11,484,007**	$ 6,965,579
Employer's common stock	**7,105,776**	4,343,395
Interest in common trusts	**1,674,020**	4,292,910
Cash equivalents	**275,086**	-
Participant loans	**433,845**	455,468
Total investments	**20,972,734**	16,057,352
Receivables – employer's contributions	**350,000**	300,000
Total Assets	**21,322,734**	16,357,352
Liabilities	**-**	-
Net Assets Available for Benefits	**$ 21,322,734**	$ 16,357,352

See accompanying notes to financial statements.

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended March 31,	2002
Additions	
Investment income (loss)	
Interest income	
Common Trusts	$ 83,131
Participant loans	35,592
Net appreciation in fair value of trusts holding employer stock	2,356,719
Net depreciation in fair value of common trusts	(89,987)
Net depreciation in fair value of mutual funds	(676,870)
Total investment income	1,708,585
Participant Contributions	2,601,095
Employer Contributions	1,374,686
Rollover Contributions	141,087
Total additions	5,825,453
Deductions	
Benefits paid to participants	856,986
Administrative expenses	3,085
Total deductions	860,071
Net Increase	4,965,382
Net Assets Available for Benefits, at beginning of year	16,357,352
Net Assets Available for Benefits, at end of year	$ 21,322,734

See accompanying notes to financial statements.

1. Description of Plan

The following description of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Participants in the Plan include employees of K-V Pharmaceutical Company, ETHEX Corporation, Ther-Rx Corporation and Particle Dynamics, Inc. (collectively referred to as the Company).

The Plan is a defined contribution plan covering all employees who are not covered by a collective bargaining agreement and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Profit sharing contributions from K-V Pharmaceutical Company are recognized by the Plan when authorized by the Board of Directors of K-V Pharmaceutical Company. Contributions are allocated as determined by the Company.

Eligible employees may elect to contribute not less than 1%, nor more than 14%, of their covered compensation to the Plan. The employer will match 50% of the salary deferral contributions for the first 7% of an employee's covered compensation. Contributions are allocated to an investment fund as determined by the eligible employee.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and the allocation of (a) the Company's profit sharing contribution, (b) Plan earnings and (c) forfeitures of terminated participants' nonvested accounts and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on participant's account balance by investment type.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.

Vesting in the Company's matching and profit sharing contribution is as follows:

Company's matching:

Number of years of service	Percentage vested
Less than 2	-%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Profit sharing:

Number of years of service	Percentage vested
Less than 5	-%
5 or more	100

Upon retirement at age 65, death or permanent disability, participants' accounts become fully vested and nonforfeitable.

Payment of Benefits

Upon retirement or disability, the participants have the option to receive a lump sum distribution equal to the vested value of the funds allocated to the participant's account or periodic payments of equal amounts over a period not exceeding the participant's life expectancy.

Upon death subsequent to retirement, the beneficiary of the deceased will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased can elect to receive a lump sum distribution or annual periodic payments of substantially equal amounts not to exceed beyond 10 years.

Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant's break-in-service occurred. Participant's vested profit sharing account balances in excess of $1,500 will be distributed coincident with the close of the fifth Plan year following the Plan year in which the break-in service occurred. Terminated 401(k) participants will receive their vested account balance after the next valuation period.

Forfeitures

Forfeitures are allocated to active participants' accounts on the same basis as the Company's profit sharing contribution. Forfeitures are held in a forfeiture account until allocated by the Plan Administrator.

Participant Loans

Participants may take loans from their contributed fund balances with an interest rate equal to the prevailing prime rate plus 1/2% determined on the day the loan is granted. The amount which may be borrowed by a participant from the Plan, when added to all other loans to the participant that are outstanding under this and all other tax qualified retirement plans maintained by the Company, may not exceed the lesser of:

a. $50,000 reduced by the excess, if any, of: (i) the highest outstanding balance of loans from the Plan during the one year period ending on the day before the date on which such loan was made, over (ii) the outstanding balance of loans from the Plan on the date which such loan was made; or

b. 50% of the then balance in the participant's Salary Deferral Account.

Participant loans are secured solely by a portion of the participant's vested accrued benefit.

Administrative Expenses

Certain administrative expenses of the Plan are paid directly by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices, except for participant loans which are stated at cost, which approximates their fair value. Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on a first-in, first-out basis.

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Due to the fact mutual fund distributions are immediately reinvested, mutual fund distributions are included in net appreciation.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3. Investments

The following table presents the fair value of investments in excess of 5% of net assets:

March 31,		2002	2001
Identity of issuer, borrower, lessor or similar party	Description of investment	Fair Value	
*Fidelity	Employer common stock – K-V Pharmaceutical Company (Unit Investment Trust)		
	Class A	$ 4,986,521	$ -
	Class B	2,119,255	-
*Fidelity	Dividend Growth Fund	5,946,570	-
*Fidelity	Stable Value	1,674,020	-
*Fidelity	Equity Growth Fund	1,348,893	-
*Fidelity	Intermediate Bond Fund	1,301,214	-
*LaSalle Bank N.A.	Employer common stock – K-V Pharmaceutical Company (Unit Investment Trust)		
	Class A	-	2,938,241
	Class B	-	1,405,154
*LaSalle Bank N.A.	S&P 500 Index Fund	-	2,799,996
*Fidelity	Advisor Growth Opportunities Fund	-	2,482,965
*LaSalle Bank N.A.	Income Plus Fund	-	1,492,914
Invesco	Select Income Fund	-	1,119,657
Warburg Pincus	ADV Capital Appreciation Fund	-	1,003,025
PBHG Funds	Technology & Communications Fund	-	723,671

*Indicates a party-in-interest as defined by ERISA.

Investments in the K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31, 2002 and 2001 were as follows:

	2002	2001
Number of shares		
Class A	**169,857**	139,740
Class B	**64,804**	66,922

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants' accounts will become fully vested and nonforfeitable.

5. Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated September 17, 1991 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Nonexempt Transactions

During 2002, the Company erroneously failed to timely remit employee deferrals to the Plan totaling $58,458. The Company computed the lost earnings on the deposits and remitted a contribution of this amount to the Plan. The Plan is in the process of filing Form 5330 regarding the remittance of the required excise tax.



Supplemental Schedules



K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

Schedule G, Part III - Schedule of Nonexempt Transactions

EIN: 43-0618919
Plan Number : 001

Year ended March 31, 2002

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
K-V Pharmaceutical Company *	**Late Remittance of Employee Deferrals**	$ -	$ -	$ -	$ -	$ -	$58,458	$ -

During 2002, the Company (the Plan Sponsor) erroneously failed to timely remit employee deferrals to the Plan during the transition period to a new trustee. The Company computed and remitted the lost earnings to the Plan.

*Indicates a party-in-interest as defined by ERISA.

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End of Year

EIN: 43-0618919
Plan Number : 001

March 31,				2002
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Management Trust Company	Dividend Growth Fund	(a)	$ 5,946,570
*	Fidelity Management Trust Company	Equity Growth Fund	(a)	1,348,893
*	Fidelity Management Trust Company	Intermediate Bond Fund	(a)	1,301,214
*	Fidelity Management Trust Company	Technology Fund	(a)	760,860
*	Fidelity Management Trust Company	Financial Services Fund	(a)	497,163
*	Fidelity Management Trust Company	Mid Cap Fund	(a)	365,806
	Janus	International Portfolio	(a)	342,588
*	Fidelity Management Trust Company	Equity Income Fund	(a)	267,511
	Wells Fargo	Outlook 2020	(a)	192,282
	Dreyfus	S&P 500 Index Fund	(a)	167,998
*	Fidelity Management Trust Company	Small Cap Fund	(a)	104,007
*	Fidelity Management Trust Company	Health Care Fund	(a)	79,511
	Wells Fargo	Outlook 2040	(a)	72,231
	Wells Fargo	Outlook 2030	(a)	37,315
	Wells Fargo	Outlook 2010	(a)	58
*	Fidelity Management Trust Company	Stable Value	(a)	1,674,020
*	Fidelity Management Trust Company	K-V A	(a)	4,986,521
*	Fidelity Management Trust Company	K-V B	(a)	2,119,255
	Cash Equivalents		(a)	275,086
	Participant Loans	(5.25% - 10.0%)	-	433,845

*Indicates a party-in-interest as defined by ERISA.
a – The cost of participant-directed investments is not required to be disclosed.

K-V PHARMACEUTICAL COMPANY FOURTH RESTATED PROFIT SHARING PLAN AND TRUST

FORM 11-K

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING
PLAN AND TRUST

Date: January 14, 2003

By: Gerald R. Mitchell
Gerald R. Mitchell, Trustee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number
23	Consent of BDO Seidman, LLP to incorporation by reference of its report dated September 15, 2002 in the Registration Statement of K-V Pharmaceutical Company Profit Sharing Trust on Form S-8 (File Number 33-36900).	19

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust
St. Louis, Missouri

We consent to the incorporation by reference in the registration statement No. 33-36900 on Form S-8 of K-V Pharmaceutical Company of our report dated September 15, 2002, relating to the statement of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2002 and 2001 and related statement of changes in net assets available for plan benefits for the year ended March 31, 2002 which report appears in the March 31, 2002 annual report on Form 11-K of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust.

Chicago, Illinois
January 14, 2003

BDO Seidman, LLP